

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 9 2008
DIVISION OF MARKET REGULATION

SECURITIES AND EXCHANGE COMMISSION
08029591
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-36943

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FNB Brokerage Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

815 Colorado Avenue
(No. and Street)

Stuart	Florida	34994
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Osgood 772 221 2868
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

2 South Biscayne Boulevard Suite 2800 Miami, Florida 33131
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 1 4 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



FNB BROKERAGE SERVICES, INC.
(A Wholly Owned Subsidiary of Seacoast National Bank)

Statement of Financial Condition

Part IIA of Form X 17A 5

December 31, 2007

(With Independent Auditors' Report Thereon)



KPMG LLP
Suite 2800
One Biscayne Tower
Two South Biscayne Boulevard
Miami, FL 33131

Independent Auditors' Report

The Shareholder and Board of Directors
FNB Brokerage Services, Inc.:

We have audited the accompanying statement of financial condition (Part IIA of Form X-17A-5) of FNB Brokerage Services, Inc. (the Company) (a wholly owned subsidiary of Seacoast National Bank) as of December 31, 2007. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition (Part IIA of Form X-17A-5) referred to above presents fairly, in all material respects, the financial position of FNB Brokerage Services, Inc. at December 31, 2007, in the form prescribed by the Securities and Exchange Commission and, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1(h) to the financial statements, the Company adopted the recognition and disclosure provisions of Statements of Financial Accounting Standards No. 157, *Fair Value Measurement*, and No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities – including an amendment of FASB Statement No. 115*, as of January 1, 2007.

As discussed in Note 1(h) to the financial statements, the Company adopted the provisions of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*, as of January 1, 2007.

KPMG LLP

February 25, 2008
Certified Public Accountants

FNB BROKERAGE SERVICES, INC.
(A Wholly Owned Subsidiary of Seacoast National Bank)

Statement of Financial Condition

December 31, 2007

Assets

Cash and cash equivalents	$	201,688
Commissions receivable		115,902
Securities owned, at fair value:		
Money market funds		3,442,387
Other		74,235
Furniture and equipment, net		2,930
Deposit with clearing broker		50,000
Other assets		9,603
Total assets	$	3,896,745

Liabilities and Shareholder's Equity

Liabilities:		
Due to Parent	$	387,185
Accounts payable and accrued expenses		61,136
Total liabilities		448,321
Commitments and contingencies		
Shareholder's equity:		
Common stock, par value $1 per share. Authorized 10,000 shares; issued and outstanding 6,000 shares		6,000
Additional paid-in capital		61,831
Retained earnings		3,380,593
Total shareholder's equity		3,448,424
Total liabilities and shareholder's equity	$	3,896,745

See accompanying notes to statement of financial condition.

(1) Summary of Significant Accounting Policies

(a) Organization and Nature of Business

FNB Brokerage Services, Inc. (the Company) is a wholly owned subsidiary of Seacoast National Bank (the Parent) and was organized on October 31, 1986. The Company began operations on February 27, 1987. The Company is a registered broker/dealer with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA).

The Company provides introductory brokerage and investment services primarily for customers of the Parent. All securities transactions are settled through a clearing broker or directly with mutual funds or annuity companies on a fully disclosed basis. Custody of securities owned by the customers of the Company are maintained by a third party. Investment products include stocks, mutual funds, bonds, annuities, options, life and variable life insurance, and long-term care insurance.

(b) Use of Estimates

The preparation of these financial statements in conformity with U.S. generally accepted accounting principles requires the use of certain estimates by management in determining the Company's assets, liabilities, revenue, and expenses and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(c) Securities Transactions

Securities transactions, commission income, and related expenses are recorded on a trade-date basis. The Company receives commission and fee income directly from the respective mutual fund or annuity companies.

(d) Cash and Cash Equivalents

The Company classifies highly liquid instruments with original maturities of three months or less from the date of purchase as cash equivalents.

(e) Securities

Securities are classified as trading and are reflected at fair value.

(f) Furniture and Equipment

Furniture and equipment is stated at cost, less accumulated depreciation. Depreciation is computed on the straight-line method over the estimated useful lives of the assets, which range from three to seven years.

(g) Income Taxes

The Company's operations are included in the consolidated income tax return of the Parent. The Company provides for income taxes in accordance with a tax allocation agreement with the Parent. Taxes are calculated and allocated to the Company as if it were a separate taxpayer. The Company

makes payments to or receives refunds from the Parent for the amount of the income tax provision or benefit recorded.

(h) Recently Adopted Accounting Standards

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities – including an amendment of FASB Statement No. 115* (Statement 159). Statement 159 gives the Company the irrevocable option to carry most financial assets and liabilities at fair value that are not currently required to be measured at fair value. If the fair value option is elected, changes in fair value would be recorded in earnings at each subsequent reporting date. The Company has early adopted Statement 159 as of January 1, 2007; however, no items were selected for the fair value option at time of adoption.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, *Fair Value Measurement* (Statement 157). Statement 157 defines fair value, establishes a framework for the measurement of fair value, and enhances disclosures about fair value measurements. The Statement does not require any new fair value measures. Statement 157 is effective for fair value measures already required or permitted by other standards for fiscal years beginning after November 15, 2007. The Company has early adopted Statement 157 as of January 1, 2007. Statement 157 is required to be applied prospectively, except for certain financial instruments. Any transition adjustment is recognized as an adjustment to opening retained earnings in the year of adoption. The adoption of Statement 157 resulted in no changes to January 1, 2007 retained earnings. See note 2 for additional disclosures as a result of adopting Statement 157.

Effective January 1, 2007, the Company adopted provisions of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN 48). FIN 48 addresses the accounting for uncertainty in income taxes recognized in an enterprise's financial statements and prescribes a threshold of more-likely-than-not for recognition and derecognition of tax positions taken or expected to be taken in a tax return. FIN 48 also provides related guidance on measurement, classification, interest and penalties, and disclosure. The Company's adoption of FIN 48 had no material impact on its financial position. No interest and penalties were accrued at December 31, 2007.

(2) Securities

The estimated fair value of securities is determined based on level 1 inputs derived using market quotations. Investments in money market funds consist of the following as of December 31, 2007:

Fidelity Treasury Fund – Daily Money Class	$	971,418
Goldman Sachs Financial Square Money Market Fund		2,470,969
	$	3,442,387

At December 31, 2007, the Company held an equity investment in The Nasdaq Stock Market, Inc. The total value of the investment has an estimated fair value of $74,235.

(3) Furniture and Equipment

Furniture and equipment consists of the following at December 31, 2007:

Furniture and other office equipment	$	210,525
Less accumulated depreciation		(207,595)
	$	2,930

(4) Related-Party Transactions

In addition to the tax allocation agreement discussed in note 1(h), the Company has a contract with the Parent for office space and equipment, utilities, marketing, insurance, employee benefits, payroll, and accounting services.

For the year ended December 31, 2007, the Parent paid the Company certain amounts for referral of brokerage customers to a banking deposit product.

The amount due to Parent of $387,185 at December 31, 2007 relates to the current year's provision for income taxes.

The Company participates in the Parent's profit-sharing plans, which cover substantially all employees after one year of service, including a matching benefit feature for employees electing to defer the elective portion of their profit-sharing compensation. In addition, amounts of compensation contributed by employees are matched on a percentage basis under the plan.

The Company maintains substantially all of its cash in banking accounts with the Parent.

(5) Commitments and Contingencies

In the normal course of business, the Company enters into transactions to buy and sell securities with other broker/dealers in order to fill its customer orders. The risk of customers' failure to settle securities transactions is borne by the Company. As the clearing broker's right to charge the Company for customer failure has no maximum amount and applies to all trades executed on the Company's behalf, the Company believes there is no maximum amount assignable to this right over the term of the guarantee. The Company may be required, in the unlikely event of nondelivery of securities owed by other broker/dealers, to purchase or sell the securities in the open market to correct a failed settlement. At December 31, 2007, the Company had no exposure for failed settlements.

(Continued)

FNB BROKERAGE SERVICES, INC.
(A Wholly Owned Subsidiary of Seacoast National Bank)
Notes to Statement of Financial Condition
December 31, 2007

Securities transactions with other broker/dealers and customers can result in concentrations of credit risk. Credit risk is the amount of accounting loss the Company would incur if other broker/dealers or the customer failed to perform its obligations under contractual terms. The Company has established policies and procedures designed to reduce the likelihood that such transactions would have a material effect on the Company's financial position.

The Company, because of the nature of its business, is at all times subject to numerous legal actions, threatened or filed. Management believes that none of the legal proceedings to which it is a party are likely to have a material adverse affect on the Company's financial condition, operating results, or cash flows.

(6) Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-l of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such rule. At December 31, 2007, the Company had regulatory net capital of $3,251,085, an excess of $3,001,085 over the required minimum net capital of $250,000. At December 31, 2007, the Company's percentage of aggregate indebtedness to net capital was 14%.

A deposit in the amount of $50,000 is held at the clearing broker and considered an allowable asset in the computation of net capital pursuant to an agreement, dated June 1, 1999, between the Company and the clearing broker.